

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Douglas K. Thede
Senior Executive Vice President & Chief Financial Officer
MicroStrategy Incorporated
1850 Towers Crescent Plaza
Tysons Corner, VA 22182

     Re: **MicroStrategy Incorporated**
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed February 13, 2013
                   Form 8-K filed March 15, 2013
                   File No. 000-24435

Dear Mr. Thede:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Patrick Gilmore

                                   Patrick Gilmore
                                   Accounting Branch Chief